

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

January 7, 2016

Via E-mail
Sheli D. Fitzgerald
President and Chief Executive Officer
GMF Leasing LLC
801 Cherry Street, Suite 3500
Fort Worth, Texas 76102

> **Re:** **GMF Leasing LLC**
> **ACAR Leasing Ltd.**
> **Amendment No. 1 to Registration Statement on Form SF-3**
> **Filed December 22, 2015**
> **File Nos. 333-207859 and 333-207859-01**

Dear Ms. Fitzgerald:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 3, 2015 letter.

Form of Prospectus

Description of the Transaction Documents

Dispute Resolution for Requests to Redesignate Lease Assets, page 116

1. We note your revisions in response to prior comment 6 that clarify that a noteholder may make a redesignation request and exercise its right to dispute resolution. However, it is not clear from your disclosure how a beneficial owner may make a redesignation request and exercise its right to dispute resolution. Please revise your disclosure to describe how beneficial owners (i.e., investors) may make redesignation requests and utilize the dispute

resolution provision, and explain the process that will be used to notify the transaction parties of a redesignation request and a referral to dispute resolution.

2. We also note your revisions on page 117 that "[h]olders of notes representing [five] percent or more of the note principal balance of the [most senior class of] notes then Outstanding may also direct the indenture trustee to provide the related notice to the servicer, and participate in the selected resolution method, on their behalf." Please revise to clarify whether, in addition to selecting the method of dispute resolution, such investors will direct the indenture trustee throughout the course of the proceeding or whether the indenture trustee will use its discretion in making all decisions related to the dispute resolution proceeding.

Exhibits

3. Please confirm that you will make all necessary revisions to your transaction documents to reflect the changes made throughout your prospectus. Please file your revised exhibits in an amendment prior to effectiveness.

Exhibit 10.5 – Form of Asset Representations Review Agreement

4. We note references to a "Sale and Servicing Agreement." Please revise such references to refer to the correct agreement.

5. We note in Section 3.4(d) that any Asset Review Receivable included in a prior review will not be tested again in a subsequent review. To the extent an asset representations review was conducted previously with respect to an Asset Review Receivable, we do not object if such receivable is not included in any further asset representations reviews, unless either such receivable is the subject of a representation or warranty as of a date after the completion of the prior review or the asset representations reviewer has reason to believe that a prior asset representations review was conducted in a manner that would not have ascertained compliance with a specific representation or warranty. In the absence of such limitations, we believe this is not a permissible limit on the scope of the asset representations review under General Instruction I.B.1(b) of Form SF-3. Please revise. See also Section V.B.3(a)(2)(c)(i)(b) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982). Please also revise your prospectus where appropriate to disclose this term of the asset representations review.

6. We note in Section 3.7 that the reasonable expenses of the Asset Representations Reviewer for its participation in any dispute resolution proceeding will be paid by a party to the dispute resolution as determined by the mediator or arbitrator. For mediation, the parties shall mutually determine the allocation of any expenses. Please revise accordingly. Refer to General Instruction I.B.1(c)(B) of Form SF-3.

Sheli D. Fitzgerald
GMF Leasing LLC
January 7, 2016
Page 3

You may contact Arthur Sandel at 202-551-3262 or me at 202-551-3731 if you have questions.

Sincerely,

/s/ M. Hughes Bates

M. Hughes Bates
Special Counsel
Office of Structured Finance

cc: John P. Keiserman, Esq.
        Katten Muchin Rosenman LLP

        Trey Brown, Esq.
        GM Financial